American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

| | September 30 | |
ASSETS	2010	2009
Cash and due from banks	$ 10,860	$ 17,451
Interest-bearing deposits in other banks	16,338	8,892
Securities available for sale, at fair value	209,434	177,591
Securities held to maturity	4,501	6,540
Total securities	213,935	184,131
Restricted stock, at cost	4,161	4,362
Loans held for sale	3,952	3,840
Loans	519,421	539,188
Less allowance for loan losses	(8,542)	(8,260)
Net Loans	510,879	530,928
Premises and equipment, net	20,142	19,390
Other real estate owned, net	3,987	4,558
Goodwill	22,468	22,468
Core deposit intangibles, net	1,415	1,792
Accrued interest receivable and other assets	16,080	12,534
Total assets	$ 824,217	$ 810,346

LIABILITIES AND SHAREHOLDERS' EQUITY

	2010	2009
Liabilities:		
Demand deposits -- noninterest-bearing	$ 101,578	$ 105,100
Demand deposits -- interest-bearing	91,301	92,012
Money market deposits	53,388	71,424
Savings deposits	62,841	62,420
Time deposits	316,522	265,339
Total deposits	625,630	596,295
Short-term borrowings:		
Customer repurchase agreements	54,285	71,339
Other short-term borrowings	-	4,000
Long-term borrowings	8,525	8,675
Trust preferred capital notes	20,619	20,619
Accrued interest payable and other liabilities	4,290	4,513
Total liabilities	713,349	705,441
Shareholders' equity:		
Common stock, $1 par, 20,000,000 shares authorized,		
6,126,374 shares outstanding at September 30, 2010 and		
6,107,327 shares outstanding at September 30, 2009	6,126	6,107
Capital in excess of par value	27,200	26,900
Retained earnings	74,409	71,445
Accumulated other comprehensive income (loss), net	3,133	453
Total shareholders' equity	110,868	104,905
Total liabilities and shareholders' equity	$ 824,217	$ 810,346

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended September 30		Nine Months Ended September 30	
	2010	2009	2010	2009
Interest and Dividend Income:				
Interest and fees on loans	$ 6,994	$ 7,666	$ 21,220	$ 23,617
Interest and dividends on securities:				
Taxable	1,253	1,241	3,844	3,594
Tax-exempt	621	434	1,641	1,236
Dividends	24	27	71	70
Other interest income	90	96	268	287
Total interest and dividend income	8,982	9,464	27,044	28,804
Interest Expense:				
Interest on deposits	1,722	1,921	5,004	6,628
Interest on short-term borrowings	93	135	297	548
Interest on long-term borrowings	65	65	192	276
Interest on trust preferred capital notes	343	343	1,030	1,030
Total interest expense	2,223	2,464	6,523	8,482
Net Interest Income	6,759	7,000	20,521	20,322
Provision for loan losses	435	492	1,005	1,334
Net Interest Income After Provision				
for Loan Losses	6,324	6,508	19,516	18,988
Noninterest Income:				
Trust fees	842	813	2,455	2,338
Service charges on deposit accounts	478	536	1,440	1,549
Other fees and commissions	290	257	856	750
Mortgage banking income	428	361	1,017	1,215
Securities gains, net	67	1	42	2
Foreclosed real estate gains (losses), net	5	-	(279)	(1,222)
Other	136	151	398	474
Total noninterest income	2,246	2,119	5,929	5,106
Noninterest Expense:				
Salaries	2,596	2,471	7,590	7,734
Employee benefits	564	806	1,837	2,451
Occupancy and equipment	732	701	2,209	2,165
FDIC assessment	203	203	597	984
Bank franchise tax	168	160	503	483
Core deposit intangible amortization	94	94	283	283
Other	1,179	1,163	3,607	3,694
Total noninterest expense	5,536	5,598	16,626	17,794
Income Before Income Taxes	3,034	3,029	8,819	6,300
Income Taxes	806	862	2,392	1,659
Net Income	$ 2,228	$ 2,167	$ 6,427	$ 4,641
Net Income Per Common Share:				
Basic	$ 0.36	$ 0.36	$ 1.05	$ 0.76
Diluted	$ 0.36	$ 0.35	$ 1.05	$ 0.76
Average Common Shares Outstanding:				
Basic	6,125,359	6,104,505	6,122,876	6,094,261
Diluted	6,131,129	6,111,913	6,128,481	6,098,221

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	3rd Qtr 2010	2nd Qtr 2010	3rd Qtr 2009	YTD 2010	YTD 2009
EARNINGS					
Interest income	$ 8,982	$ 9,011	$ 9,464	$ 27,044	$ 28,804
Interest expense	2,223	2,153	2,464	6,523	8,482
Net interest income	6,759	6,858	7,000	20,521	20,322
Provision for loan losses	435	285	492	1,005	1,334
Noninterest income	2,246	1,762	2,119	5,929	5,106
Noninterest expense	5,536	5,593	5,598	16,626	17,794
Income taxes	806	728	862	2,392	1,659
Net income	2,228	2,014	2,167	6,427	4,641
PER COMMON SHARE					
Earnings per share - basic	$ 0.36	$ 0.33	$ 0.36	$ 1.05	$ 0.76
Earnings per share - diluted	0.36	0.33	0.35	1.05	0.76
Cash dividends declared	0.23	0.23	0.23	0.69	0.69
Book value per share	18.10	17.76	17.18	18.10	17.18
Book value per share - tangible (a)	14.20	13.84	13.20	14.20	13.20
Closing market price	21.94	21.39	21.82	21.94	21.82
FINANCIAL RATIOS					
Return on average assets	1.07%	0.98%	1.07%	1.04%	0.77%
Return on average equity	8.11	7.45	8.38	7.90	6.00
Return on average tangible equity (b)	10.69	9.91	11.30	10.47	8.22
Average equity to average assets	13.14	13.21	12.77	13.20	12.74
Net interest margin, taxable equivalent	3.74	3.85	3.91	3.82	3.79
Efficiency ratio	59.54	60.55	59.77	60.10	65.07
Effective tax rate	26.57	26.55	28.46	27.12	26.33
PERIOD-END BALANCES					
Securities	$ 218,096	$ 220,759	$ 188,493	$ 218,096	$ 188,493
Loans held for sale	3,952	2,879	3,840	3,952	3,840
Loans, net of unearned income	519,421	519,416	539,188	519,421	539,188
Goodwill and other intangibles	23,883	23,977	24,260	23,883	24,260
Assets	824,217	832,644	810,346	824,217	810,346
Assets - tangible (a)	800,334	808,667	786,086	800,334	786,086
Deposits	625,630	630,151	596,295	625,630	596,295
Customer repurchase agreements	54,285	61,665	71,339	54,285	71,339
Other short-term borrowings	-	-	4,000	-	4,000
Long-term borrowings	29,144	29,182	29,294	29,144	29,294
Shareholders' equity	110,868	108,760	104,905	110,868	104,905
Shareholders' equity - tangible (a)	86,985	84,783	80,645	86,985	80,645
AVERAGE BALANCES					
Securities	$ 214,532	$ 198,289	$ 159,314	$ 199,282	$ 148,415
Loans held for sale	4,991	3,529	6,540	3,664	5,788
Loans, net of unearned income	519,101	519,485	547,075	519,805	559,938
Interest-earning assets	762,742	746,879	741,194	749,505	740,399
Goodwill and other intangibles	23,935	24,029	24,314	24,029	24,408
Assets	836,033	818,740	810,064	821,861	808,761
Assets - tangible (a)	812,098	794,711	785,750	797,832	784,353
Interest-bearing deposits	530,191	514,963	503,793	517,543	509,470
Deposits	633,692	615,456	606,134	618,508	607,440
Customer repurchase agreements	59,126	62,072	65,341	61,698	60,790
Other short-term borrowings	92	-	460	31	1,355
Long-term borrowings	29,174	29,212	29,325	29,211	31,376
Shareholders' equity	109,885	108,127	103,411	108,512	103,060
Shareholders' equity - tangible (a)	85,950	84,098	79,097	84,483	78,652

CAPITAL

Average shares outstanding - basic	**6,125,359**	6,123,790	6,104,505	**6,122,876**	6,094,261
Average shares outstanding - diluted	**6,131,129**	6,129,943	6,111,913	**6,128,481**	6,098,221
Shares repurchased	**-**	-	-	**-**	7,600
Average price of shares repurchased	$ **-**	$ -	$ -	$ **-**	$ 15.92

ALLOWANCE FOR LOAN LOSSES

Beginning balance	$ **8,135**	$ 8,112	$ 7,934	$ **8,166**	$ 7,824
Provision for loan losses	**435**	285	492	**1,005**	1,334
Charge-offs	**(137)**	(305)	(318)	**(869)**	(1,116)
Recoveries	**109**	43	152	**240**	218
Ending balance	$ **8,542**	$ 8,135	$ 8,260	$ **8,542**	$ 8,260

LOANS

Construction and land development	$ **42,602**	$ 40,039	$ 46,175	$ **42,602**	$ 46,175
Commercial real estate	**206,142**	202,602	209,470	**206,142**	209,470
Residential real estate	**118,554**	119,410	126,392	**118,554**	126,392
Home equity	**64,847**	63,992	62,519	**64,847**	62,519
Commercial and industrial	**80,818**	86,924	87,226	**80,818**	87,226
Consumer	**6,458**	6,449	7,406	**6,458**	7,406
Total	$ **519,421**	$ 519,416	$ 539,188	$ **519,421**	$ 539,188

NONPERFORMING ASSETS AT PERIOD-END

Nonperforming loans:

90 days past due	$ **-**	$ 8	$ -	$ **-**	$ -
Nonaccrual	**3,910**	4,005	3,106	**3,910**	3,106
Foreclosed real estate	**3,987**	3,730	4,558	**3,987**	4,558
Nonperforming assets	$ **7,897**	$ 7,743	$ 7,664	$ **7,897**	$ 7,664

ASSET QUALITY RATIOS

Annualized net chargeoffs to average loans	**0.02%**	0.20%	0.12%	**0.16%**	0.21%
Nonperforming assets to total assets	**0.96**	0.93	0.95	**0.96**	0.95
Nonperforming loans to total loans	**0.75**	0.77	0.58	**0.75**	0.58
Allowance for loan losses to total loans	**1.64**	1.57	1.53	**1.64**	1.53
Allowance for loan losses to nonperforming loans	**218.47**	202.72	265.94	**218.47**	265.94

OTHER DATA

Fiduciary assets at period-end (c)	$ **370,016**	$ 342,519	$ 354,860	$ **370,016**	$ 354,860
Retail brokerage assets at period-end (c)	$ **47,507**	$ 45,912	$ 63,893	$ **47,507**	$ 63,893
Number full-time equivalent employees (d)	**242**	242	246	**242**	246
Number of full service offices	**18**	18	19	**18**	19
Number of loan production offices	**1**	1	2	**1**	2
Number of ATM's	**26**	26	24	**26**	24

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
N/A - Percentage change is not applicable or not meaningful

Net Interest Income Analysis
For the Three Months Ended September 30, 2010 and 2009
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2010	2009	2010	2009	2010	2009
Loans:						
Commercial	$ 76,618	$ 85,894	$ 934	$ 1,027	4.84%	4.78%
Real estate	441,069	460,253	5,968	6,508	5.41	5.66
Consumer	6,405	7,468	126	158	7.80	8.46
Total loans	524,092	553,615	7,028	7,693	5.36	5.56
Securities:						
Federal agencies	60,079	56,706	459	538	3.06	3.80
Mortgage-backed & CMO's	53,839	37,609	493	506	3.66	5.38
State and municipal	94,419	56,665	1,217	798	5.16	5.63
Other	6,195	8,334	55	80	3.55	3.84
Total securities	214,532	159,314	2,224	1,922	4.15	4.83
Deposits in other banks	24,118	28,265	90	96	1.48	1.36
Total interest-earning assets	762,742	741,194	9,342	9,711	4.89	5.24
Non-earning assets	73,291	68,870				
Total assets	$ 836,033	$ 810,064				
Deposits:						
Demand	$ 90,731	$ 94,869	16	31	0.07	0.13
Money market	70,011	76,416	94	107	0.53	0.56
Savings	63,562	62,985	22	38	0.14	0.24
Time	305,887	269,523	1,590	1,745	2.06	2.59
Total deposits	530,191	503,793	1,722	1,921	1.29	1.53
Customer repurchase agreements	59,126	65,341	93	134	0.62	0.82
Other short-term borrowings	92	460	-	1	0.43	0.87
Long-term borrowings	29,174	29,325	408	408	5.59	5.57
Total interest-bearing liabilities	618,583	598,919	2,223	2,464	1.43	1.65
Noninterest bearing demand deposits	103,501	102,341				
Other liabilities	4,064	5,393				
Shareholders' equity	109,885	103,411				
Total liabilities and shareholders' equity	$ 836,033	$ 810,064				
Interest rate spread					3.46%	3.59%
Net interest margin					3.74%	3.91%
Net interest income (taxable equivalent basis)			7,119	7,247		
Less: Taxable equivalent adjustment			360	247		
Net interest income			$ 6,759	$ 7,000		

Net Interest Income Analysis
For the Nine Months Ended September 30, 2010 and 2009
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2010	2009	2010	2009	2010	2009
Loans:						
Commercial	$ 78,180	$ 91,193	$ 2,826	$ 3,227	4.83%	4.72%
Real estate	438,736	466,787	18,096	19,956	5.50	5.70
Consumer	6,553	7,746	397	511	8.10	8.80
Total loans	523,469	565,726	21,319	23,694	5.43	5.58
Securities:						
Federal agencies	63,929	49,606	1,535	1,584	3.20	4.26
Mortgage-backed & CMO's	47,795	41,158	1,473	1,618	4.11	5.24
State and municipal	80,625	50,439	3,223	2,133	5.33	5.64
Other	6,933	7,212	185	185	3.56	3.42
Total securities	199,282	148,415	6,416	5,520	4.29	4.96
Deposits in other banks	26,754	26,258	268	287	1.34	1.46
Total interest-earning assets	749,505	740,399	28,003	29,501	4.98	5.31
Non-earning assets	72,356	68,362				
Total assets	$ 821,861	$ 808,761				
Deposits:						
Demand	$ 94,607	$ 99,860	58	263	0.08	0.35
Money market	77,691	73,112	285	453	0.49	0.83
Savings	63,644	62,284	66	115	0.14	0.25
Time	281,601	274,214	4,595	5,797	2.18	2.82
Total deposits	517,543	509,470	5,004	6,628	1.29	1.73
Customer repurchase agreements	61,698	60,790	297	543	0.64	1.19
Other short-term borrowings	31	1,355	-	5	0.43	0.49
Long-term borrowings	29,211	31,376	1,222	1,306	5.58	5.55
Total interest-bearing liabilities	608,483	602,991	6,523	8,482	1.43	1.88
Noninterest bearing demand deposits	100,965	97,970				
Other liabilities	3,901	4,740				
Shareholders' equity	108,512	103,060				
Total liabilities and shareholders' equity	$ 821,861	$ 808,761				
Interest rate spread					3.55%	3.43%
Net interest margin					3.82%	3.79%
Net interest income (taxable equivalent basis)			21,480	21,019		
Less: Taxable equivalent adjustment			959	697		
Net interest income			$ 20,521	$ 20,322		